July 8, 2014

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Gilmore:

Pitney Bowes Inc. (the "Company") is submitting the following response to the staff’s comment letter dated June 25, 2014, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2013 filed on February 21, 2014 and Form 8-K filed on August 8, 2013. In preparing our response, we have utilized the subheadings and item number references consistent with your letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Equipment Sales, page 17

1.
You disclose in this section that the cost of equipment sales as a percentage of revenue increased in fiscal 2013 due, in part, to “pricing pressure on competitive placements.” Please tell us what consideration you gave to quantifying separately the portions of revenue declines due to volume reduction and price reduction. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response: The Company regularly analyzes impacts related to margin including, but not limited to, the effect of changes in price and volume. The staff comment is referring to the comparison of cost of equipment sales as a percentage of equipment sales revenue in fiscal years 2012 and 2011, which increased due to a higher mix of lower margin product sales, pricing pressure on competitive placements and a decline in the number of lease extensions relative to prior year.

In analyzing each factor, the Company evaluates both the qualitative and quantitative impacts and discloses material factors that can be reasonably quantified. Given the broad range of products offered and sold globally in many of our business segments, the Company is unable to quantify the impact of price and volume with sufficient accuracy to disclose a dollar or percentage variance. However, where a material factor cannot be reasonably quantified, the Company discloses known and material factors in narrative form because it believes that this information impacting comparability is meaningful to the reader of the financial statements.

The Company acknowledges the staff’s comment and, when it is possible to reasonably quantify material factors, it will provide such disclosures in future filings.

Liquidity and Capital Resources

Cash Flow Summary, page 23

2.
We note your disclosure that decreases in cash flow from operations were partially offset by increased cash from working capital management. Please tell us what consideration was given to disclosing each significant change in working capital and the underlying reason(s) for such changes. In this regard, we note from your consolidated statements of cash flows that several working capital items, such as accounts receivable, inventory and accounts payable, changed significantly in 2013, however you have not disclosed the underlying reasons for these changes and the impact on your cash flows. Refer to Section IV.B.1 of SEC Release 33-8350.

Response: The Company respectfully notes that it disclosed the impact of working capital management as a contributing factor to the increase in 2013 cash flow from operations in its Annual Report on Form 10-K.

The Company implemented several cash management initiatives during 2013 to improve working capital and cash flows from operations. These initiatives resulted in lower inventories primarily through improved supply chain management and lower accounts receivable primarily though enhanced collection efforts which resulted in an improvement in days sales outstanding. These cash flow improvements were offset by lower accounts payable and accrued liabilities due to the timing of payments.

The Company acknowledges the staff’s comment and will expand its cash flow disclosures, as appropriate, in future filings.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 45

3.
We note your disclosure on page 4 that you derive revenues from software-as-a-service. Please tell us your revenue recognition policy for this revenue stream, including whether your customers have the right to take possession of the software, and tell us what consideration was given to disclosing your policy.

Response: The Company’s revenue recognition policy for software as a service (SaaS) is as follows:

Service revenue from arrangements where customers access hosted software products or services over a contractually determined period of time without taking possession of the software is accounted for as subscriptions with billings deferred and recognized as revenue ratably over the contract period, or as transactions occur in accordance with the terms of the contract. Customers do not have the contractual right to take possession of the software.

For the fiscal years ended December 31, 2013, 2012 and 2011, the Company recorded SaaS revenue of $7.3 million, $6.4 million and $8.0 million, respectively. The Company concluded that the amount of revenue recorded and deferred related to this revenue stream was not material; therefore, it did not include this policy disclosure in its Form 10-K for the fiscal year ended December 31, 2013.

The Company will continue to monitor the materiality of this revenue stream and, once material, will disclose the policy described above.

Note 4. Finance Assets, page 50

4.
With regard to loan receivables, please tell us what consideration was given to disclosing your method for recognizing interest income and your policy for treatment of related fees and costs, including your method of amortizing any deferred fees. Refer to ASC 310-10-50-2(d).

Response: Loan receivables arise primarily from financing services offered to customers for postage and related supplies. Loan receivables are generally due each month; however, customers may rollover outstanding balances. These loans have terms such as credit limits, interest rates and fees in accordance with applicable regulations and the respective product’s terms and conditions. The amounts that customers choose to revolve are subject to finance charges based on the outstanding revolving balance.

The Company recognizes interest income on these loans using the effective interest method. Annual fees associated with these loan agreements are deferred and recognized monthly over the annual period covered. The Company expenses customer acquisition costs as incurred.

The Company acknowledges the staff’s comment and will disclose its method for recognizing interest income and its policy for the treatment of related fees and costs in future filings.

Note 21. Quarterly Financial Data (Unaudited), page 91

5.
We note that your quarterly financial data presentation does not include gross profit or costs of revenues. Please tell us what consideration was given to disclosing either gross profit or costs of revenues for each period presented. Refer to Item 302(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.1.a.

Response: The Company has not historically disclosed gross profit or total costs of revenues in its quarterly financial data footnote. However, the Company does disclose the different categories or revenue and the corresponding costs of revenues in the Consolidated Statements of Income in each of its quarterly filings on Form 10-Q and in its Annual Report on Form 10-K to enable the reader to calculate gross profit.

The Company acknowledges the staff’s comment and will revise its quarterly financial data to include gross profit or costs of revenues in future filings in accordance with Item 302(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.1.a.

Form 8-K filed August 8, 2013

Exhibit 99.1

6.
Please tell us how you considered filing pro forma financial information in accordance with Article 11 of Regulation S-X for the disposal of PBMS. See Item 2.01 of Form 8-K and Rule 11-01(b)(2) of Regulation S-X. As part of your response, provide us with the results of the significance tests in accordance with Rule 1-02(w) of Regulation S-X.

Response: The Company evaluated whether filing pro forma financial information in conjunction with the sale of its Pitney Bowes Management Service (PBMS) business was required pursuant to Item 2.01 of Form 8-K and Rule 11-01(b)(2) of Regulation S-X. As a result of such evaluation, which was made at the time of the disposition, the Company determined the disposition did not meet the definition of significant (as defined by Rule 1-02(w) of Regulation S-X) that would require the filing of pro forma information.

As requested, the Company has included below the results of its significance tests calculated in accordance with Rule 1-02(w) of Regulation S-X. Please note that all tests are as of and for the fiscal year ended December 31, 2012, the Company's most recently completed fiscal year at the time the test was performed in July 2013.

$ in millions

Asset Test
PBMS total assets	$701.0
Consolidated total assets	$7,859.9
Significance %	8.9%
Significant (Y / N)	N

Investment Test
PBMS carrying value	$532.4
Consolidated total assets	$7,859.9
Significance %	6.8%
Significant (Y / N)	N

Fair value of consideration received (1)	$403.6
Consolidated total assets	$7,859.9
Significance %	5.1%
Significant (Y / N)	N

Income Test
PBMS segment income before income taxes (2)	$49.3
Consolidated income from continuing operations before income taxes (3)	$604.6
Significance %	8.1%
Significant (Y / N)	N

(1)	Represents the estimated proceeds at the time the test was performed in July 2013. The actual proceeds received through December 31, 2013 were $392.3 million.

(2)
The Company supplementally advises the staff that it used its reported measure of segment profit of $55.2 million, adjusted to include restructuring charges directly related to PBMS of $5.9 million. Segment profit includes a systematic rational allocation of indirect overhead expenses relating to PBMS, including, but not limited to, employee salaries, rent, depreciation, information technology and insurance. These allocations were consistent with SAB Topic 1B. In contrast, such expenses were excluded from the calculation of income before income taxes from discontinued operations in accordance with ASC 205-20-45-9, which prescribes that indirect costs and expenses expected to continue subsequent to the disposal date should not be allocated to discontinued operations but should be included in the results of continuing operations. The total amount of indirect costs excluded from income before income taxes from discontinued operations of PBMS was $18 million. The Company believes that this approach is in accordance with Item 2.01 of Form 8-K and Rule 11-01(b)(2) of Regulation S-X.

(3)	Per the Company's 2012 Form 10-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on these matters which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call Jim Shapiro at (203) 351-7587.

/s/ Michael Monahan
Michael Monahan
Executive Vice President and
Chief Financial Officer

Copies:
Brian Lane - Gibson, Dunn & Crutcher, LLP
PricewaterhouseCoopers LLP
Jim Shapiro